EXHIBIT 2(c)

     On October 1, 1984 the Trustees of the Registrant adopted the following resolution amending the By-Laws of the Registrant:



          RESOLVED, that, effective for fiscal years beginning after November 1, 1984, Article VIII of the By-Laws be and hereby is amended to read in its entirety:

          "The fiscal year of the Trust shall end on the last day of December in each year, provided, however, that the Trustees may from time to time change the fiscal year."